

Fig. 1 MCNAB CREEK VALLEY - HOWE SOUND, BC





Fig. 3 SEAVIEW PROPERTY REGIONAL LOCATION MAP



Fig. 4 SEAVIEW PROPERTY MAP


N
McNab
Molybdenum
Property
Jurassic-Cretaceous
Granodiorite
Lower Cretaceous
Gambier Group
Metasediments and
Metavolcanics
Seaview
Property
SCALE 1 : 75,000
2
0
2
4
6
KILOMETERS
Geological Map
of the
McNab Creek Area

Fig. 5 REGIONAL GEOLOGY MAP